NEWS RELEASE

BRIGHTSTAR LOTTERY PLC REPORTS
SECOND QUARTER 2025 RESULTS

•2.6% global same-store sales growth in instant ticket and draw games and double-digit increase in product sales revenue; prior year comparisons impacted by ongoing multi-state jackpot and LMA dynamics

•Loss from continuing operations of $60 million includes $99 million non-cash impact of foreign currency translation and $21 million restructuring charge associated with upsized OPtiMa 3.0 cost reduction program

•Delivered Adjusted EBITDA of $274 million, demonstrating resilient profit despite incremental investments in the business and multi-state jackpot and LMA dynamics

•Strong financial condition with significant liquidity of $2.9 billion

•2025 Adjusted EBITDA outlook reaffirmed, cash flow improved

•Launching $250 million accelerated share repurchase program

LONDON – July 29, 2025 – Brightstar Lottery PLC (“Brightstar” or the "Company") (NYSE:BRSL) today reported financial results for the second quarter ended June 30, 2025. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below.

“We achieved several important milestones over the last few months,” said Vince Sadusky, CEO of Brightstar. “We secured the Italy Lotto license through November 2034, closed the sale of our Gaming & Digital business for $4 billion in cash, and announced plans to return significant capital to shareholders. With a singular focus on lottery and unmatched industry expertise, we are well positioned to create value for all stakeholders with our mission to elevate lotteries and inspire players around the world.”

“Our second quarter results reflect sustained global demand for instant ticket and draw games,” said Max Chiara, CFO of Brightstar. “We are investing in key initiatives to drive sustainable, long-term growth, while also delivering structural cost reductions to right-size the business. The Company’s attractive profit profile and strong, predictable cash flows support our balanced approach to capital allocation.”

Overview of Consolidated Second Quarter 2025 Results

	Quarter Ended		Y/Y Change	Constant Currency Change
All amounts from continuing operations	June 30,
	2025	2024
($ in millions, except per share data)
GAAP Financials:
Revenue	631	613	3%	—%

Operating income	139	179	(22)%	(27)%
Operating income margin	22.0%	29.2%

Income from continuing operations	(60)	84	NA
Income from continuing operations margin	(9.5)%	13.8%

Earnings per share - diluted	$(0.47)	$0.21	NA

Net cash provided by operating activities	265	250	6%

Cash and cash equivalents	1,309	374	250%

Non-GAAP Financial Measures:
Adjusted EBITDA	274	290	(5)%	(9)%
Adjusted EBITDA margin	43.5%	47.3%

Adjusted earnings per share - diluted	$0.12	$0.20	(41)%

Free cash flow	167	210	(21)%

Net debt	5,240	5,173	1%

Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures, and other disclosures regarding non-GAAP financial measures, are provided at the end of this news release

Key Highlights
•Successful completion of Gaming & Digital sale for approximately $4.0 billion of net cash proceeds on July 1, 2025.
•Secured several meaningful contract wins and extensions including a nine-year Lotto operator license in Italy, an eight-year contract in Missouri which includes a fully-integrated OMNIA™ retail and digital solution, and several multi-year instant ticket printing contract extensions.
•Expanding OPtiMa 3.0 cost reduction program to $50 million to right-size the business following the Gaming & Digital sale.

Second Quarter 2025 Financial Highlights
Second quarter revenue was $631 million, up 3% or stable at constant currency.
•Instant ticket & draw same-store sales increased across geographies with Italy increasing 3.7%, U.S. higher by 0.6%, and Rest of World climbing 8.4%.
•Product sales rose 59% on higher instant ticket printing and terminal sales.
•Foreign currency translation had a positive impact on growth.
•Growth from the drivers above was partially offset by elevated U.S. multi-state jackpot activity and associated LMA incentives in the prior year.

Loss from continuing operations was $60 million compared to income from continuing operations of $84 million in the prior year period.
•Incurred a foreign exchange loss versus a foreign exchange gain in the prior year, primarily reflecting the non-cash impact of fluctuations in the EUR/USD exchange rate on debt.
•Operating income was lower, driven by the high profit flow-through from elevated U.S. multi-state jackpot sales and associated LMA incentives in the prior year and restructuring charges related to the expanded OPtiMa 3.0 cost reduction program in the current year.
•Increased provision for income taxes.
•Dynamics noted above were partially offset by reduced interest expense.

Adjusted EBITDA was $274 million compared to $290 million in the prior-year period, demonstrating resiliency despite incremental investments in the business and multi-state jackpot and LMA dynamics.
•Prior year results include the high profit flow-through from elevated U.S. multi-state jackpot sales and associated LMA incentives.
•Selling, general, and administrative costs were modestly higher as ongoing investments in the business were partially offset by OPtiMa cost savings.
•The Q2’25 period benefited from positive foreign currency translation.

Diluted loss per share from continuing operations was $0.47 compared to diluted earnings per share from continuing operations of $0.21 in the prior year. Adjusted diluted earnings per share from continuing operations was $0.12 compared to $0.20 in the prior year, primarily driven by lower operating income.

YTD 2025 Financial Highlights
Year-to-date revenue of $1.2 billion compares to $1.3 billion in the prior-year period.
•The decline was due to higher U.S. multi-state jackpot activity and associated LMA incentives in the prior year.
•Global instant ticket & draw same-store sales rose 1.2%.

Loss from continuing operations was $52 million compared to income from continuing operations of $200 million in the prior year period.
•Lower operating income, primarily due to the items affecting Adjusted EBITDA as noted below.
•Foreign exchange loss versus foreign exchange gain in the prior year, primarily reflecting the non-cash impact of fluctuations in the EUR/USD exchange rate on debt.

Adjusted EBITDA of $524 million compares to $617 million in the prior-year, primarily driven by high profit flow-through from elevated U.S. multi-state jackpot sales and associated LMA incentives in the prior year, partially offset by positive foreign currency translation.

Diluted loss per share from continuing operations was $0.59 compared to diluted earnings per share from continuing operations of $0.56 in the prior year. Adjusted diluted earnings per share from continuing operations of $0.20 compares to $0.47 in the prior year primarily driven by lower operating income, partially offset by reductions in net interest and income tax expense.

Net debt was $5.2 billion compared to $4.8 billion at December 31, 2024. The increase was primarily driven by an approximate $340 million impact from fluctuations in the EUR/USD exchange rate. Net debt leverage was 3.0x pro forma for $2 billion debt reduction completed in July.

Cash and Liquidity Update
Total liquidity was $2.9 billion as of June 30, 2025 with $1.3 billion in unrestricted cash and $1.6 billion in additional borrowing capacity from undrawn credit facilities.

Other Developments
The Company plans to launch a $250 million accelerated share repurchase program (ASR) by entering into an accelerated share repurchase agreement with a counterparty bank. The Company plans to execute the ASR as part of its $500 million share repurchase authorization outlined below and in accordance with the share repurchase authorization provided by the Company’s shareholders at the Company’s 2025 Annual General Meeting. The Company has been informed by De Agostini S.p.A., that it does not intend to participate in the ASR.

The Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share with a record date of August 12, 2025 and a payment date of August 26, 2025.

Completed the sale of the Gaming & Digital business on July 1, 2025. The Company received approximately $4.0 billion of net cash proceeds that are expected to be allocated in the following manner:
•$2.0 billion used to reduce debt (completed in July 2025).
▪Redeemed in whole the 4.125% Senior Secured U.S. Dollar Notes due April 2026 and the 3.500% Senior Secured Euro Notes due June 2026.
▪Prepaid €300 million of the Term Loan Facilities due January 2027.
▪The remaining amount was allocated to prepay the Revolving Credit Facilities due July 2027.
•$1.1 billion to be returned to shareholders.
▪The Company's Board of Directors declared a special cash dividend to common shareholders in the amount of $3.00 per share. The record date of the distribution was July 14, 2025, and it is payable July 29, 2025.
▪In addition, the Board authorized a $500 million, two-year share repurchase program. The new authorization replaces the Company's existing share repurchase program.
•$500 million to partially fund upcoming Italy Lotto license payments.
•$400 million to be used for general corporate purposes.

The U.S. federal income tax consequences of distributions by the Company will depend, in part, on whether the Company has current or accumulated earnings and profits (“E&P”), as determined under U.S. federal income tax principles. Based on preliminary estimates, the Company does not expect to have current E&P for fiscal year 2025 or accumulated E&P from prior fiscal years that would offset the current year expected E&P deficit. Accordingly, the Company anticipates that the special dividend, the Q1 dividend paid on June 12, and any future dividends paid in the current fiscal year will be treated for U.S. income tax purposes as a non-taxable return of capital to the extent of a shareholder’s basis in its shares, and thereafter as capital gain, although no assurances can be provided because the determination of E&P is a full-year calculation which depends upon facts that are not known as of the date hereof.

FY’25 Outlook: Adjusted EBITDA Reaffirmed, Cash Flow Improved
•Revenue of approximately $2.50 billion; adjusting revenue down $50 million compared to the previous outlook to reflect a timing shift in product sales and increased amortization related to Italy Lotto upfront license fee (which is treated as contra-revenue).
•Adjusted EBITDA of approximately $1.10 billion, in line with the previous outlook as incremental benefit from foreign currency translation is offset by higher-than-expected U.S. multi-state jackpot and LMA impacts.
•Net cash used in operating activities of approximately $275 million reflects a $75 million improvement versus the previous outlook driven by interest, income taxes, and other working capital items.
•Capital expenditures of approximately $375 million, a $75 million improvement from the previous outlook to reflect timing shifts related to recent contract extensions.
•Increasing FY'25 EUR/USD assumption to 1.12.

Earnings Conference Call and Webcast
July 29, 2025, at 8:00 a.m. EDT

To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on Brightstar’s Investor Relations website at www.brightstarlottery.com. A replay will be available on the website following the live event.

Comparability of Results
All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

About Brightstar Lottery
Brightstar Lottery (NYSE:BRSL) is an innovative, forward-thinking global leader in lottery that builds on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a premier pure play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, fulfill player needs and distribute meaningful benefits to communities. Brightstar has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility. Brightstar has approximately 6,000 employees. For more information, please visit www.brightstarlottery.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Brightstar Lottery PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans and strategies, expected growth, transactions, including the impacts on the Company of the sale of the Gaming & Digital business to a holding company owned by funds managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) and the calculation of gain on sale and use of net proceeds therefrom, trends, events, products and services, customer relationships, dividends, results of operations, and/or financial condition or measures, including our expectations on future revenue, operating income, Adjusted EBITDA, cash from and used in operations, capital expenditures, FY'25 EUR/USD assumption, share repurchases, and any other future financial performance guidance for continuing operations, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,”

“could,” “would,” “should,” “shall," “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” "outlook," “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) macroeconomic, regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which the Company operates, and related changes in discretionary consumer spending and behavior, fluctuations in foreign currency exchange rates, changes in prevailing interest rates, changing inflation rates, impacts from increased U.S. national deficits, and the other factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2024 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.brightstarlottery.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management's discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of Brightstar Lottery PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of Brightstar Lottery PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to Brightstar Lottery PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Non-GAAP Financial Measures
Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to, nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue.

Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents classified as held for sale. Cash and cash equivalents, including cash and cash equivalents held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet.

Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that net debt leverage is a useful measure to assess Brightstar's financial strength and ability to incur incremental indebtedness when making key investment decisions.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing Brightstar’s ability to fund its activities, including debt service and distribution of earnings to shareholders.

Constant currency is a non-GAAP adjustment to certain financial measures that expresses current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

The Company provides guidance of select information related to its financial and operating performance, and such measures may differ from year to year. The guidance is only an estimate of what the Company believes is realizable as of the date of this release. Actual results will vary from the guidance and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law.

A reconciliation of the Company's forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign exchange gain/loss, as such items have not yet occurred, are out of the Company's control, or cannot be reasonably predicted.

Contact
Mike DeAngelis, Corporate Communications, +1 (401) 392-1000, mike.deangelis@brightstarlottery.com
Matteo Selva, Italian media inquiries, +39 366 6803635
James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data ($ in millions, unless otherwise noted)

				Constant
	Q2'25	Q2'24	Y/Y	Currency
Revenue			Change	Change(1)
Service
Instant ticket & draw wager-based revenue	516	487	6%	2%
U.S. multi-state jackpot wager-based revenue	15	23	(35)%	(35)%
Upfront license fee amortization	(53)	(49)	(6)%	—%
Other	110	126	(13)%	(15)%
Total service revenue	588	586	—%	(3)%

Product sales	42	27	59%	55%
Total revenue	631	613	3%	—%

Income from continuing operations	(60)	84	NA
Operating income	139	179	(22)%	(27)%
Adjusted EBITDA(1)	274	290	(5)%	(9)%

Same-store sales growth (%) at constant currency (wager-based growth) (2)
Global
Instant ticket & draw games	2.6%	(0.2%)
U.S. multi-state jackpots	(34.5%)	22.5%
Total	0.3%	0.9%

U.S.
Instant ticket & draw games	0.6%	(1.9%)
U.S. multi-state jackpots	(34.5%)	22.5%
Total	(2.7%)	—%

Italy
Instant ticket & draw games	3.7%	2.3%

Rest of world
Instant ticket & draw games	8.4%	3.0%

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Same-store sales represents the change in wagers recorded in lottery jurisdictions where Brightstar is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods

				Constant
	Q2'25	Q2'24	Y/Y	Currency
			Change	Change(1)

Same-store revenue growth (%) at constant currency (Same-store sales inclusive of contract mix) (2)
Global
Instant ticket & draw games	2.5%	0.6%
U.S. multi-state jackpots	(34.9)%	21.4%
Total	0.9%	1.4%

U.S.
Instant ticket & draw games	(0.6)%	(1.7)%
U.S. multi-state jackpots	(34.9)%	21.4%
Total	(4.3)%	0.4%

Italy
Instant ticket & draw games	3.6%	2.2%

Rest of world
Instant ticket & draw games	9.1%	1.1%

Revenue (by geography)
U.S. & Canada	293	306	(4)%	(4)%
Italy	259	234	10%	4%
Rest of world	79	72	9%	2%
Total revenue	631	613	3%	—%

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Same-store revenue represents the change in same-store sales net of contract mix

Brightstar Lottery PLC
Consolidated Statements of Operations
($ and shares in millions, except per share amounts)
Unaudited

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Service revenue	588	586	1,146	1,205
Product sales	42	27	68	69
Total revenue	631	613	1,214	1,274

Cost of services	321	304	626	608
Cost of product sales	35	22	57	48
Selling, general and administrative	100	96	204	198
Research and development	12	11	23	22
Restructuring	21	—	21	—
Other operating expense, net	3	1	5	1
Total operating expenses	492	434	937	877

Operating income	139	179	277	397

Interest expense, net	49	53	94	106
Foreign exchange loss (gain), net	99	(4)	131	(16)
Other non-operating expense, net	2	3	5	7
Total non-operating expenses	149	52	231	97

(Loss) income from continuing operations before provision for income taxes	(10)	127	46	300
Provision for income taxes	50	43	97	100
(Loss) income from continuing operations	(60)	84	(52)	200
Income from discontinued operations, net of tax	40	—	92	13
Net (loss) income	(20)	85	40	213
Less: Net income attributable to non-controlling interests from continuing operations	36	41	67	86
Less: Net income attributable to non-controlling interests from discontinued operations	2	2	4	3
Net (loss) income attributable to Brightstar Lottery PLC	(58)	42	(31)	123

Net (loss) income from continuing operations attributable to Brightstar Lottery PLC per common share - basic	(0.47)	0.21	(0.59)	0.57
Net (loss) income from continuing operations attributable to Brightstar Lottery PLC per common share - diluted	(0.47)	0.21	(0.59)	0.56
Net (loss) income attributable to Brightstar Lottery PLC per common share - basic	(0.29)	0.21	(0.15)	0.61
Net (loss) income attributable to Brightstar Lottery PLC per common share - diluted	(0.29)	0.21	(0.15)	0.61
Weighted-average shares - basic	203	201	203	201
Weighted-average shares - diluted	203	203	203	203

Brightstar Lottery PLC
Consolidated Balance Sheets
($ in millions)
Unaudited

	June 30,	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	1,309	584
Restricted cash and cash equivalents	92	120
Trade and other receivables, net	428	468
Inventories, net	117	113
Other current assets	153	114
Assets held for sale	4,957	4,765
Total current assets	7,057	6,165
Systems, equipment and other assets related to contracts, net	637	581
Property, plant and equipment, net	86	85
Operating lease right-of-use assets	99	102
Goodwill	2,706	2,650
Intangible assets, net	90	89
Other non-current assets	563	606
Total non-current assets	4,182	4,113
Total assets	11,238	10,278

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	680	718
Current portion of long-term debt	1,861	208
Other current liabilities	605	619
Liabilities held for sale	981	1,142
Total current liabilities	4,126	2,687
Long-term debt, less current portion	4,688	5,153
Deferred income taxes	206	170
Operating lease liabilities	79	83
Other non-current liabilities	126	125
Total non-current liabilities	5,100	5,530
Total liabilities	9,226	8,217
Commitments and contingencies
Brightstar Lottery PLC’s shareholders’ equity	1,531	1,652
Non-controlling interests	481	409
Shareholders’ equity	2,012	2,061
Total liabilities and shareholders’ equity	11,238	10,278

Brightstar Lottery PLC
Consolidated Statements of Cash Flows
($ in millions)
Unaudited
	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Cash flows from operating activities
Net income	(20)	85	40	213
Less: Income from discontinued operations, net of tax	40	—	92	13
Adjustments to reconcile net income to net cash provided by operating activities from continuing operations:
Foreign exchange loss (gain), net	99	(4)	131	(16)
Amortization of upfront license fees	53	49	101	99
Depreciation	45	43	90	84
Amortization	9	8	18	16
Stock-based compensation	5	9	12	18
Deferred income taxes	(6)	5	(24)	10
Other non-cash items, net	10	3	16	7
Changes in operating assets and liabilities, excluding the effects of dispositions:
Trade and other receivables	27	64	78	19
Inventories	(8)	(4)	(6)	(6)
Accounts payable	(23)	(44)	(77)	(69)
Accrued interest payable	32	27	7	(11)
Accrued income taxes	33	2	89	8
Other assets and liabilities	48	8	49	(45)
Net cash provided by operating activities from continuing operations	265	250	433	315
Net cash provided by operating activities from discontinued operations	45	93	101	148
Net cash provided by operating activities	310	343	534	463

Cash flows from investing activities
Capital expenditures	(98)	(40)	(174)	(74)
Other	1	1	(1)	(2)
Net cash used in investing activities from continuing operations	(97)	(39)	(175)	(76)
Net cash used in investing activities from discontinued operations	(46)	(58)	(85)	(104)
Net cash used in investing activities	(143)	(97)	(260)	(180)

Cash flows from financing activities
Proceeds from long-term debt	572	—	1,112	—
Net repayments of Revolving Credit Facilities	24	35	(105)	(37)
Principal payments on long-term debt	—	—	(208)	—
Net payments of short-term borrowings	—	(6)	—	(16)
Net payments on financial liabilities	(3)	(1)	(81)	(64)
Dividends paid	(41)	(80)	(81)	(80)
Dividends paid - non-controlling interests	(152)	(59)	(163)	(159)
Return of capital - non-controlling interests	(47)	(35)	(47)	(45)
Capital increase - non-controlling interests	176	—	178	2
Other	(2)	(12)	(23)	(14)
Net cash provided by (used in) financing activities from continuing operations	527	(159)	581	(413)
Net cash used in financing activities from discontinued operations	(10)	(11)	(143)	(20)
Net cash provided by (used in) financing activities	517	(170)	438	(433)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	684	76	712	(149)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	39	(14)	58	(31)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	823	497	775	739
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	1,546	559	1,546	559
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	144	86	144	86
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	1,401	473	1,401	473

Supplemental disclosures of cash flow information for continuing operations:
Interest paid	17	25	89	117
Income taxes paid	22	36	32	82

Brightstar Lottery PLC
Net Debt
($ in millions)
Unaudited

	June 30,	December 31,
	2025	2024
4.125% Senior Secured U.S. Dollar Notes due April 2026	—	748
3.500% Senior Secured Euro Notes due June 2026	—	777
6.250% Senior Secured U.S. Dollar Notes due January 2027	748	748
2.375% Senior Secured Euro Notes due April 2028	584	517
5.250% Senior Secured U.S. Dollar Notes due January 2029	747	746
4.250% Senior Secured Euro Notes due March 2030	579	513
Senior Secured Notes	2,658	4,050

Euro Term Loan Facilities due January 2027	465	619
Euro Term Loan Facilities due September 2030	1,166	—
Revolving Credit Facility A due July 2027	370	157
Revolving Credit Facility B due July 2027	30	328
Long-term debt, less current portion	4,688	5,153

4.125% Senior Secured U.S. Dollar Notes due April 2026	749	—
3.500% Senior Secured Euro Notes due June 2026	878	—
Euro Term Loan Facilities due January 2027	234	208
Current portion of long-term debt	1,861	208

Total debt	6,549	5,361

Less: Cash and cash equivalents	1,309	584
Net debt	5,240	4,777

Note: Net debt is a non-GAAP financial measure

Brightstar Lottery PLC
Reconciliation of Non-GAAP Financial Measures
(Unaudited, $ in millions)

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
(Loss) income from continuing operations	(60)	84	(52)	200
Provision for income taxes	50	43	97	100
Interest expense, net	49	53	94	106
Foreign exchange loss (gain), net	99	(4)	131	(16)
Other non-operating expense, net	2	3	5	7
Operating income	139	179	277	397
Depreciation	45	43	90	84
Amortization - service revenue (1)	53	49	101	99
Amortization - non-purchase accounting	7	6	14	11
Amortization - purchase accounting	2	2	4	5
Restructuring	21	—	21	—
Stock-based compensation	5	9	12	18
Other	3	1	5	1
Adjusted EBITDA	274	290	524	617
(1) Includes amortization of upfront license fees

Cash flows from operating activities - continuing operations	265	250	433	315
Capital expenditures	(98)	(40)	(174)	(74)
Free Cash Flow	167	210	259	241

Brightstar Lottery PLC
Reconciliation of Non-GAAP Financial Measures
(Unaudited)

	For the three months ended June 30,								For the six months ended June 30,
	2025				2024				2025				2024
	Pre-Tax Impact	Tax Impact (1)	Net Impact		Pre-Tax Impact	Tax Impact (1)	Net Impact		Pre-Tax Impact	Tax Impact (1)	Net Impact		Pre-Tax Impact	Tax Impact (1)	Net Impact
Reported EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			(0.47)				0.21				(0.59)				0.56

Adjustments:
Foreign exchange loss (gain), net	0.48	(0.01)	0.49		(0.02)	0.01	(0.03)		0.64	(0.03)	0.68		(0.08)	0.03	(0.11)
Amortization - purchase accounting	0.01	—	0.01		0.01	—	0.01		0.02	—	0.02		0.02	0.01	0.02
Restructuring	0.10	0.03	0.07		—	—	—		0.10	0.03	0.07		—	—	—
Other (non-recurring adjustments)	0.01	—	0.01		0.01	—	0.01		0.03	0.01	0.02		0.01	—	0.01
Net adjustments			0.59				(0.01)				0.79				(0.08)
Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			0.12				0.20				0.20				0.47

Reported effective tax rate			(482.6)%				33.6%				212.9%				33.3%
Adjusted effective tax rate			47.5%				35.6%				47.6%				37.1%
Adjusted EPS weighted average shares outstanding (in millions)			204	(2)			203	(2)			204	(2)			203	(2)

(1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(2) Includes the dilutive impact of share-based payment awards